17008866

SEC Mail Processing Section
MAR 01 2017
Washington DC
406

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SEC FILE NUMBER
8- 68723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TC2000 Brokerage Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6315 Boathouse Rd, Ste 200
(No. and Street)

Wilmington, NC 28403
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis A. Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St, Ste. 4, Marietta, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher D. Worden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TC2000 Brokerage Inc, as of December,31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

ROBERTA L. DIABLE
Notary Public
North Carolina
New Hanover County

My commission expires: June 7, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TC2000 BROKERAGE INC
Financial Statements
For the Year Ended
December 31, 2016
With
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TC2000 Brokerage Inc

We have audited the accompanying statement of financial condition of TC2000 Brokerage Inc (formerly Trade Fire Inc) as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of TC2000 Brokerage Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TC2000 Brokerage Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of TC2000 Brokerage Inc's financial statements. The supplemental information is the responsibility of TC2000 Brokerage Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

TC2000 BROKERAGE INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

		2016
Cash and cash equivalents	$	50,899
Deposits with clearing broker		98,619
Prepaid expenses		18,304
Total assets	$	167,822

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	11,116
Due to Related Party		2,406
Total liabilities		13,522

STOCKHOLDERS' EQUITY

Capital stock $0 par value, 1,000 shares authorized, issued and outstanding		-0-
Additional paid-in-capital		638,322
Deficit		(484,022)
Total stockholders' equity		154,300
Total liabilities and stockholders' equity	$	167,822

The accompanying notes are an integral part of these financial statements.

TC2000 BROKERAGE INC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2016

	2016
REVENUES	
Commissions	236,908
	236,908
OPERATING EXPENSES	
Legal and Professional fees	101,797
Clearing Costs	112,430
Taxes, licenses and permits	24,317
Occupancy and administrative	10,200
Technology	12,000
Other operating expenses	5,827
	266,571
NET INCOME/(LOSS)	$ (29,663)

The accompanying notes are an integral part of these financial statements.

TC2000 BROKERAGE INC
STATEMENT OF MEMBERS' EQUITY
For The Year Ended December 31, 2016

	Shares Common Stock 1,000 shares par $0	Additional Paid-In-Capital	Retained Earning (Accumulated Deficit)	Total
Balance, December 31, 2015	- 0 -	$538,322	($454,359)	$83,963
Capital Contribution	- 0 -	100,000	- 0 -	100,000
Net Loss	- 0 -	- 0 -	(29,663)	(29,663)
Balance, December 31, 2016	- 0 -	$638,322	($484,022)	$154,300

The accompanying notes are an integral part of these financial statements.

TC2000 BROKERAGE INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income/(loss)	$ (29,663)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) deposits	(1,393)
Decrease in prepaid expenses	3
(Increase) in clearing deposit	(92,298)
Increase in payables and accrued expenses	7,287
NET CASH USED BY OPERATING ACTIVITIES	(116,064)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	100,000
NET CASH USED BY FINANCING ACTIVITIES	100,000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(16,064)
CASH AND CASH EQUIVALENTS:	
Beginning of year	66,963
End of year	$ 50,899

The accompanying notes are an integral part of these financial statements.

TC2000 BROKERAGE INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business: TC2000 Brokerage Inc., a North Carolina company, (the "Company") formerly known as Tradefire, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company received its broker-dealer registration from FINRA effective July 1, 2011.

In March 2012, Worden Securities Holdings, Inc. purchased 100% of the issued and outstanding shares of common stock of the Company from its previous owner and the Company changed its name to WordenTrade, Inc. The Company subsequently changed its name to Tradefire, Inc. The Company subsequently changed its name to TC2000 Brokerage Inc.

The Company is a general securities broker-dealer offering online trading in products such as equities, corporate bonds, government bonds, options, ETFs, REITS, and CD's to retail customers.

Basis of Presentation: The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Revenues: Commission revenue is earned by the Company acting as an agent buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions and relate expenses are recorded on a trade-date basis as securities transactions occur. The Company is evaluating new revenue recognition standards and will implement as required.

Income Taxes: The Company has elected to be treated as an S-Corporation for income tax purposes. Therefore the Company's income and expenses are included in the individual income tax return of the Company's stockholder. Accordingly the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through February 26, 2017 which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

NOTE 2 – DEPOSIT WITH CLEARING ORGANIZATION

The Company clears all of its customer transactions through another broker-dealer on a fully-disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2016 is $98,619.

NOTE 3 – RELATED PARTY TRANSACTION

The Company is affiliated with a Related Party, a sister entity, Worden Brothers, Inc. The Company has a service agreement with the Related Party to provide technology support on a monthly basis at $1,000 per month, with an additional provision for further hourly support on an as-needed basis. Pursuant to this agreement, the Company has a $2,406 payable to the Related Party as of December 31, 2016. $23,967 was expensed in 2016 under this agreement and is included in the Technology and in the Legal and Professional Fees lines of the Statement of Operations. The Shareholder contributed $100,000 in capital in 2016. The Company paid a related party $6,000 for rent in 2016, the terms are 5 years from March 6, 2013. The commitment under the lease is as follows:

2017		$ 6,000
2018		6,000
	Total	$12,000

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $135,996 which was $130,996 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.10 to 1.0.

SUPPLEMENTAL INFORMATION

TC2000 BROKERAGE INC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

TC2000 BROKERAGE INC

SCHEDULE I
TC2000 BROKERAGE INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total members' equity qualified for net capital	$ 154,300
Deduction for non-allowable assets:	
Other prepaid expenses	(18,304)
Total non-allowable assets	(18,304)
Net capital before haircuts	135,996
Less haircuts:	
Total haircuts	- 0 -
Net capital	135,996
Less required capital	(5,000)
Excess net capital	$ 130,996
Aggregate indebtedness-liabilities	$ 13,522
Ratio of aggregate indebtedness to net capital	.10 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital as reported in Part II of Form X-17A-5, and net capital as reported above.

TC2000 BROKERAGE INC
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TC2000 Brokerage Inc

We have reviewed management's statements, included in TC2000 Brokerage Inc's. Annual Exemption Report, in which (1) TC2000 Brokerage Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which TC2000 Brokerage Inc claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) TC2000 Brokerage Inc stated that TC2000 Brokerage Inc met the identified exemption provisions throughout the most recent fiscal year without exception. TC2000 Brokerage Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TC2000 Brokerage Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2017

TC2000 BROKERAGE

TC2000 Brokerage, Inc.
6445 Shiloh Road
Suite D
Alpharetta, GA 30005
Ph: 678-679-8910

February 27, 2017

EXEMPTION REPORT

TC2000 Brokerage, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Jeanine Blackman
Chief Compliance Manager
2/27/2017